

Mail Stop 4720

March 28, 2018

Xingliang Li
Chief Executive Officer
Fuqin Fintech Limited
No.8 Guanghua Dongil
Xhonghai Guangchang, South Tower, 7th Floor
Chaoyang District, Beijing, PRC 100020

      Re: **Fuqin Fintech Limited**
                Amendment No. 1 to
                Draft Registration Statement on Form F-1
                Submitted March 14, 2018
                CIK No. 0001723141

Dear Xingliang Li:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Prospectus Summary – Overview, page 2

1.   We note your response to comment 3 that a loan will be deemed to have defaulted when the borrower has missed the payment at the time of 18:00 o'clock on the repayment date and the borrower has not reached an agreement with the Company regarding the resolution of the loan repayment. This definition of a "defaulted loan" appears to differ from that of a "delinquent loan" (i.e., 30 days past due, 60 days past due, etc.). Please further enhance your disclosure to differentiate between default and delinquency, and to quantify the default rate of loans facilitated on your platform, by channel (i.e., on-line vs offline) for each quarter presented.

Prospectus Summary – Our Products and Services, page 3

2.   We note your response to comment 5. Please include in your filing a chart that indicates the frequency of various APR rates you utilize in addition to providing the most prevalent rate. This chart should allow a reader to see what rates and range of rates are the most prevalent for the remaining 54.91% of the loans facilitated through your platform, as well as the median rate you provide.

Industry and Market Background, page 6

3.   We note your response to comment 9. Since you are in the business of facilitating cash loans, and there appear to be no restrictions on how a borrower may use the borrowed funds, please provide as with a detailed analysis demonstrating how you arrived to the legal conclusion that Circular 141 does not apply to your business practices. We may have additional comments following the review of your response.

If our practice is deemed to violate any PRC laws, rules or regulations…, page 27

4.   We note your revised disclosure in response to comment 15, particularly your statement that you cannot assure that the aggregate amount of loans taken out by a borrower on your platform and other online lending information intermediary platforms at a point in time, would not exceed the limit set in the Interim Measures. Please describe the possible penalties you would receive if a borrower exceeded the limit without your knowledge. Also describe if there are any public or private efforts to increase industry-wide information sharing.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 54

5.   We note your response to comment 18 and enhanced disclosure on page 54, which includes only a brief discussion of changes in cash. Please expand your disclosure to provide a more fulsome discussion and analysis of changes in financial position that addresses any material changes in other balance sheet items. Your discussion should address any material events and / or causes for material changes from year to year that would better facilitate an understanding of your financial condition and changes in financial condition. Refer to Instructions to paragraph 303(a) in Item 303 of Regulation S-K for guidance.

Ability to Maintain and Expand our Borrower in a Cost-Effective Manner, page 55

6.   We note your response to comment 23 that the different repayment methods do not have a direct impact on the credit quality of the loans. However, we note from your Average Delinquency Rates tables by repayment method on page 57 that loans paying principal and interest together have higher average delinquency rates than those paying interest

first and principal at maturity. Please revise your disclosure to explain the underlying reasons for the difference in average delinquency rates between the two repayment methods.

7.   As a related matter, please revise your disclosure to quantify the default rate of the loans facilitated on your platform, by repayment method (i.e., either paying the principal and interest together in monthly installments or paying the interest first monthly and then repay the principal at maturity of the loan) for each quarter presented.

8.   You now disclose that you have optimized your loan approval process by, among other things, eliminating certain "evaluation" steps for certain "qualified" customer. Further expand your disclosure to explain who you consider to be a qualified customer, identifying also the evaluation steps you have eliminated with respect to this subset of customers.

Critical Accounting Policies, page 66

9.   We note your response to comment 28 and your revised disclosure on page 66 which identifies your accounting policies for deferred tax assets and related valuation allowance as the areas requiring significant judgment and estimate and refers a reader to Note 2 of your financial statements. It appears that, given the nature of your business as described, there are other areas that could be considered to require significant judgments, assumptions and estimates, including but not limited to your consolidation policy, revenue recognition, etc. Please revise to include a discussion of all your critical accounting policies that may have a material impact on your financial condition and results of operations and on the comparability of reported information over different reporting periods. Refer to SEC Interpretive Release on MD&A (No. 33-8350) available at: http://www.sec.gov/rules/interp/33-8350.htm.

Business

Overview, page 67

10.   We note your response to comment 30 and your revised disclosure on pages 2 and 67 that of the total amount of RMB1,868,000,000 (USD278,789,058) loans facilitated as of October 31, 2017, RMB 1,280,926,100 (USD 191,171,403) were facilitated through the online channel and RMB 587,073,900 (USD 87,617,655) were facilitated through the offline channel. We also not your revised disclosure on page 14, which indicates that the total amount of loans facilitated through your marketplace as of October 31, 2017 was RMB1,199,159,000 (USD 180,996,000), with RMB556,175,000 (USD 83,947,000) facilitated through the online channel and RMB642,984,000 (USD 97,049,000) facilitated through the offline channel. Please explain this apparent discrepancy and revise your disclosure as necessary.

11.   We note your revised disclosure and response to comment 34. Please revise to explain what a verification process of the entities acting as a source of customer referrals entails and whether you entered into an agreement after the verification process. Briefly disclose the material terms of such agreements.

12.   We note that your revised disclosure in response to comment 35 focuses on the asset protection team's role in the repossession process. Please expand your disclosure to address your role as a servicer in collecting payments from borrowers and how this process impacts your financial results.

13.   We note your response to comment 36, and revised disclosure on page 68, that aside from salaries of the asset protection team and the costs of the relevant repossession tools, there were no other material costs incurred in the repossession process. In order for us to better understand the repossession process and related cost, please tell us the extent of storage costs and repair / reconditioning costs associated with preparing the vehicles for resale that are associated with the repossession process.

14.   We note your response to comments 35 through 37 and your revised disclosure on page 75 that in order to ensure the effective management of pledged car titles, including the disposals of the titles upon a loan default, all of the pledged car titles are registered under the name of the Company. Please explain how you account for these repossessed vehicles from the time that title is transferred to you until the vehicle is sold. In preparing your response, please include reference to the authoritative literature supporting your accounting treatment.

Services offered to Borrowers, page 73

15.   We note your response to comment 44 and your enhanced disclosure on page 73 that the decrease in the average loan amounts from 2015 to 2017 was due to the wider variety of borrowers acquired through rapid expansion of your business thereby resulting in a dilutive effect. Please revise your disclosure to address any changes in the mix of loan products / amounts facilitated to these new borrowers over this period of rapid expansion, the underlying reasons for any change in this mix, and how these changes, if applicable, impacted your average loan amounts during the periods presented.

Loan pricing mechanism, page 74

16.   Please revise your disclosure to clarify who is the party with the authority to make an election with regard to the loan repayment method. For example, when the facilitation service fees are deducted from the loan to be disbursed to the borrower, is that election subject to the lender's approval and is the facilitation fee paid to you directly by the lender?

17.   In the last paragraph of your disclosure here, please identify the percentage of loans "Secured by installing a GPS" collateral.

Services offered to Borrowers, page 73

18.   We note your revised disclosure in response to comment 7. Please indicate whether the WDZJ Report was commissioned by the company for use in your registration statement.

Services offered to Lenders, page 74

19.   We note your responses to comments 47 and 48. Please disclose the percentage of your lenders that have authorized your automatic investing function for the periods presented in the financial statements. Also disclose, if material, the number of lenders that revoke the authorization after having provided it. If you do not permit such revocation, please disclose that fact.

20.   Please disclose whether a lender has the ability to set any parameters regarding the types of loans it will fund within your automatic investing function. Please revise the disclosure following the chart on page 75 to clearly indicate how many of these decisions a lender is still able to make if it does not individually authorize each loan.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 2. Summary of significant accounting policies – Revenue recognition, page F-37

21.   We note your response to comment 57 and your enhanced disclosure on pages 74 and F-10. Please further expand your disclosure to include the approximate percentage of lenders that use the self-directed investing tool and the percentage that use the automated investing tool to help make automatic loan subscriptions.

Executive Compensation, page 97

22.   Please update the summary compensation table disclosure for the last full fiscal year, in accordance with Item 6.B of Form F-20.

You may contact Benjamin Phippen, Staff Accountant, at (202) 551-3697 or Amit Pande, Accounting Branch Chief, at (202) 551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact Eric Envall, Staff Attorney, at (202) 551-3234 or me at (202) 551-3369 with any other questions.

Sincerely,

/s/ Era Anagnosti

Era Anagnosti
Acting Assistant Director
Office of Financial Services